

RECEIVED

2005 MAY -5 A 9:3

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05007751

May 3, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   May 3, 2005 (New Wheat Research Agreement Announced – Agricore United and AgriPro sign long-term wheat development agreement)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED

MAY 13 2005

THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com





NEW WHEAT RESEARCH AGREEMENT ANNOUNCED
Agricore United and AgriPro sign long-term wheat development agreement

May 3, 2005 (Morden, MB) - Agricore United and AgriPro today announced signing of a new long-term wheat development agreement, reinforcing a 15-year close working relationship.

Under the new agreement, AgriPro will continue to focus on breeding wheat varieties that bring value to western Canadian farmers. Agricore United, through its leading seed brand, Proven® Seed, will focus on novel approaches to the distribution and marketing of these innovative new varieties. The two companies provide a natural partnership. AgriPro has a large breeding effort, specific to wheat, and as a group company of Syngenta, access to the extensive global cereal seed business and to genetics from around the world. Through strong seed distribution capabilities, Agricore United provides the link to end use customers, through the Canadian Wheat Board (CWB), and the farmer customers.

As part of the agreement, Kevin McCallum leaves his role as Senior Research Agronomist with Proven® Seed to focus full time specializing in wheat breeding for AgriPro.

"Kevin has been a valuable part of our research team and we'll miss his contributions beyond wheat," says Neil Arbuckle, Manager, Seed Business for Agricore United. "But, we're looking forward to Kevin's continued efforts in research and wheat breeding. His focus as a full time Canadian wheat breeder will ultimately strengthen the program and continue to support Canadian agriculture by bringing varietal improvements to western Canadian growers."

In addition to a full time focus on wheat breeding, Arbuckle says Agricore United will benefit from long-term access to new varieties and a strong relationship with one of the best breeding organizations in the world.

"We view this modification of our relationship as a natural and positive addition to our existing platform of seeds and crop protection in Canada," says Rob Bruns, Manager of the Syngenta NAFTA cereals seed business, including the AgriPro brand. "We're really excited about the future outlook of this program, especially with the addition of Kevin to our team."

To date, the collaboration between Agricore United and AgriPro has been very successful. There have been six varieties supported for registration since 1999. Highlights include: the industry leading Canadian Prairie Spring (CPS) products such as Proven 5700PR and Proven 5701PR and, most recently, the Canadian Western Red Spring (CWRS) variety Proven 5602HR, which is currently in seed multiplication and will not be offered for sale until 2006. The two companies have also collaborated to produce BW 295, a variety being considered for contract registration that Warburton's, a British baker, has identified as providing them a with superior bread product.

"Our breeding effort is well positioned to create added value products like BW 295," says Bruns. Arbuckle adds, "Matching the needs of our farmer customers such as yield, disease resistance and tolerance, with the demands of our end user customers such as milling and bread making quality, in cooperation with the CWB, is our focus."

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Proven Seed is a business unit of Agricore United, one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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Contact:
Neil Arbuckle
Manager, Seed Business
Agricore United
(204) 944-5694
narbuckle@agricoreunited.com

Ron Bruns
Manager
Syngenta NAFTA Cereals Seed Business
(970) 532-3721
ron.bruns@agripro.com